FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated June 6, 2005.
2.	Press release dated June 8, 2005.
3.	Press release dated June 13, 2005.
4.	Press release dated June 13, 2005.
5.	Press release dated June 14, 2005.
6.	Press release dated June 15, 2005.
7.	Press release dated June 27, 2005.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	June 30, 2005
ARM HOLDINGS PLC

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

ITEM 1

ARM ARTISAN LOW POWER IP OFFERED BY IBM, CHARTERED TO SUPPORT
65-NANOMETER COMMON PLATFORM

Industry’s first third-party low-power IP available for a foundry 65nm process

CAMBRIDGE, UK – JUNE 6, 2005 – ARM [(LSE:ARM); (Nasdaq:ARMHY)] today announced a collaboration with IBM and Chartered Semiconductor Manufacturing that makes available the ARM® Artisan® Metro low-power platform for the IBM-Chartered 65-nanometer (nm) low-power common process platform. The 65nm agreement leverages the companies’ collaborative development efforts for the IBM-Chartered 90nm common platform and validates their continued commitment to be at the forefront of providing leading-edge design and manufacturing solutions.

“Collaboration on process technology, IP and design methodologies are central themes in IBM’s strategy and key to driving the economics of the semiconductor industry,” said Steve Longoria, vice president, Semiconductor Technology Platform for IBM. “The IBM-Chartered cooperation with ARM in the development and deployment of physical IP with sophisticated power management capability for our 65nm platform is yet another example of the execution of this strategy.”

“Through strategic collaboration with leading companies in the design community, such as ARM, the common platform is increasingly recognized by semiconductor companies as a lower risk and more cost-effective business model to access advanced process and design technologies,” said Kevin Meyer, vice president of worldwide marketing at Chartered. “Optimizing these technologies for world-class manufacturing with an open IP model that facilitates true multi-sourcing is a distinctive and compelling customer benefit of the IBM-Chartered common platform.”

The newly available ARM IP products include the Artisan Metro low-power standard cells, I/Os and memories that are optimized for low-power designs. The physical IP products incorporate the combined expertise of IBM, Chartered and ARM in addressing the complexities of power management and design for manufacturability with the industry’s first third-party, low-power IP available today for a foundry 65nm process.

All ARM physical IP products are characterized for timing and power over an extended range of voltages, enabling designers to perform accurate pre-tapeout simulation of multi-voltage designs. The IP conforms to the Artisan design standard supporting recent releases of leading EDA tools that simplify power-optimized design and increase design productivity. The suite of products enables advanced power management methodologies by providing library components such as voltage level shifters and power gating cells for use with both memories and standard cell blocks.

“Solving technical problems across company boundaries and offering choices to customers is what fueled the growth of the foundry model,” said Neal Carney, vice president of Marketing, Physical IP, ARM. “This collaboration with Chartered and IBM sends a message to the industry that the economics of the common platform model are alive and well at 65nm.”

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

Forward-Looking Statements

This press release contains forward-looking statements, including, without limitation, features and performance of the ARM Artisan products for IBM, Chartered 65-nanometer process and statements regarding the impact or benefit of such products. These statements are subject to various risks and uncertainties, including, but not limited to, technical or other difficulties that affect the performance of such products and market acceptance of such 65-nanometer library products. More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is on file with the Securities and Exchange Commission (the "SEC") and available at the SEC’s website at www.sec.gov.

ARM PRESS OFFICE: +44 208 996 4141

Niall O’Malley	Michelle Spencer
Text 100	ARM
+44 208 996 4143	+44 1628 427780
londonarm@text100.co.uk	michelle.spencer@arm.com

ITEM 2

ARM EXPANDS REALVIEW PRODUCT FAMILY WITH FAST MODELS AND
SIMULATION TECHNOLOGY TO SPEED UP SOFTWARE DEVELOPMENT

New ARM simulation technology offers software developers fast application code development within major operating systems on ARM processors.

CAMBRIDGE, UK – June 8, 2005 – ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced the release of its first fast virtual prototype model based on new ARM® code translation simulation technology to fast-track software development. The first model in this family, the RealView® Real Time System Model for the ARM1176JZ(F)-S™ processor, executes a LINUX boot at more than 100MIPS on an average 3GHz PC under Windows, enabling software developers to perform high-speed simulations on models of the ARM leading processor architecture. This fundamentally improves critical time-to-market by enabling concurrent development of systems software and the hardware implementation.

The new ARM1176JZ(F)-S processor-based Real Time System Model and supporting technology runs on standard PCs and enables booting of systems such as Linux, Symbian or WinCE in a few seconds. With support for target user interfaces such as LCD displays, keyboard and mouse, the technology is particularly suited to the development and verification of application code and OS porting.

The new RealView products will be offered as a plug-in option to the RealView Developer Suite. The standalone ARM1176JZ(F)-S processor-based system model announced today is the first element of the virtual prototype family, it consists of the core, interrupt controller, timers and user interface components. Other selected ARM11™ family and Cortex™ processor-based system models will follow.

”ARM’s expertise in Electronic System Level (ESL) design, coupled with its heritage in embedded processors and software development tools means that ARM is uniquely qualified to offer advanced system simulation technology based on ARM technology-validated models,” said Noel Hurley, CPU product marketing manager at ARM. “With the new technology initially applied to the ARM1176JZ(F)-S processor, we will be able to address the market demand for targeted high speed system simulation.”

In addition to adding fast models and simulation technology to its RealView product line, ARM is extending the capabilities of its processor-centric MaxCore® tools to enable flexible modeling of complete systems. The new graphical design entry tool enables easy creation and configuration of system models, with CPUs as well as system components and peripherals being described in the powerful LISA+ language. Processor and system models from MaxCore tools can be directly imported into the SystemC-compliant MaxSim™ tool and combined with other models of the MaxLib™ library for detailed benchmarking and system analysis. The robust cycle-based interfaces, and cycle-based execution of MaxSim technology ensures best-in-class model interoperability and simulation speed for SystemC simulation. The MaxCore and MaxSim tools, together with the MaxLib model library are all part of the ARM RealView solution targeted at system architects. The RealView Developer Suite and fast system models are targeted at software developers.

“More and more ARM Partners are demanding system modeling well in advance of any hardware development. Therefore, fast and true-to-design simulation technology is critical to the reduction of semiconductor time-to-market,” said Vojin Zivojnovic, VP ESL Tools, ARM. “With more emphasis on simulation in the design cycle, it is critical that designers push for industry standards for modeling. ARM will help achieve this goal through active public promotion of its fast, robust, cycle-based SystemC interfaces, and promotion of LISA+ technologies for core and systems modeling.”

Availability

The RealView Real Time System Model for the ARM1176JZ(F)-S processor will be available from the end of Q2 2005 through ARM’s usual distribution channels.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive,

security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, MaxCore and RealView are registered trademarks of ARM Limited. ARM11, ARM1176JZF-S, Cortex, MaxLib and MaxSim are trademarks of ARM Limited. “ARM”' is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 996 4141

Niall O’Malley	Michelle Spencer
Text 100	ARM
+44 208 996 4143	+44 1628 427780
londonarm@text100.co.uk	michelle.spencer@arm.com

ITEM 3

ARM IP LIBRARIES ADOPTED BY IBM, THE WORLD’S ASIC
TECHNOLOGY LEADER

IBM selects ARM IP libraries as the foundation for its new low power ASIC offering

CAMBRIDGE, UK – June 13, 2005 – ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced at DAC (Design Automation Conference), in Anaheim, California, that its ARM® Artisan® Metro low-power standard cell libraries, memory compilers and I/Os have been selected for IBM’s newest 65 nanometer (nm) application-specific integrated circuit (ASIC) product offering. Collaborating with a third-party library provider like ARM is in line with IBM's common platform design strategy and an important component of its first comprehensive low-power ASIC offering for the high-volume wireless, mobile and consumer electronic markets.

“ARM welcomes the opportunity to collaborate with IBM and combining the expertise of both companies will result in innovative low-power solutions for current and future leading-edge consumer applications,” said Neal Carney, vice president of Marketing, Physical IP, ARM. “ARM’s expertise in low-power design and proven track record of delivering quality physical IP to IBM were critical factors in being selected for IBM’s first comprehensive low-power ASIC offering and we look forward to continuing the collaboration for future offerings.”

“By collaborating closely with ARM on the new ASIC offering and leveraging ARM Artisan libraries IBM will be well positioned to service the ASIC needs of the fast-growing consumer marketplace,” said Tom Reeves, OEM vice president, Semiconductor Products for IBM Systems & Technology Group.

The agreement between ARM and IBM is an expansion of the companies’ collaborative efforts announced earlier this month where ARM Artisan Metro products are now a part of the 65nm Common Design Platform for foundry customers of both IBM and Chartered. The physical IP product available on IBM’s 65nm low-power process incorporates the combined expertise of IBM and ARM in addressing the complexities of leading-edge technologies, power management and design for manufacturability. This same set of low-power ARM IP is the technology foundation upon which IBM’s new low power ASIC offering (Cu-65LP) is built. The IBM Cu-65LP has been created on proven, industry-standard ARM Artisan physical IP libraries and is coupled with IBM’s ASIC methodology to enable fast design closure and first pass success designs.

IBM has adopted ARM Artisan IP in support of its foundry customers across multiple generations of technology including 180, 130, 90 and 65nm nodes. With this announcement, IBM has extended the use of ARM Artisan IP in to the ASIC side of its business. The Artisan Metro IP at 65nm will support foundry customers on commercial EDA design flows while IBM build its ASIC methodology on top of this common, industry standard IP. This approach to design and industry collaboration provides clear business benefits to IBM and preserves the key value proposition and differentiation of its ASIC offering.

Specifics of the ARM-based IBM ASIC product were detailed today at the 2005 Design Automation Conference (DAC) in Anaheim, CA. For further information, please visit ARM at DAC in the Anaheim Convention Center, booth number 1309, or go online at http://www-1.ibm.com/press/PressServletForm.wss

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. Metro is a trademark of ARM Limited. Artisan Components and Artisan are registered trademarks of ARM Physical IP, Inc., a wholly owned subsidiary of ARM. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 996 4141

Niall O’Malley	Michelle Spencer
Text 100	ARM
+44 208 996 4143	+44 1628 427780
londonarm@text100.co.uk	michelle.spencer@arm.com

ITEM 4

ARM ANNOUNCES SPIRIT SUPPORT FOR ARM REALVIEW TOOLS WITH
MAXSIM TECHNOLOGY TO ACCELERATE TIME-TO-MARKET FOR SOC DESIGNERS

SPIRIT support for the flow to implementation from ARM modeling enables greater flexibility and ‘right-first-time’ development for SoC designers

CAMBRIDGE, UK – June 13, 2005 – ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced at DAC (Design Automation Conference), in Anaheim, California, that its ARM® RealView® tools with MaxSim ™ technology now supports SPIRIT (Structure for Packaging, Integrating and Re-using IP within Tool-flows), an industry standard for efficient integration of IP in SoC platform design. SPIRIT support enables system-on-chip (SoC) designers to effortlessly move designs between key stages in their design flow, providing greater design flexibility and accelerating time-to-market.

By supporting SPIRIT, ARM RealView tools simulation technology enables IP configuration and integration data to be expressed in a standard XML format. The advantage of SPIRIT support can only be realized when used with both an automated system integration or Electronic System Level (ESL) design tool, and a comprehensive and configurable IP library. By combining SPIRIT into ARM RealView tools simulation technology, and the AMBA® interface standards, ARM has created a powerful systems exploration and integration flow to take advantage of the SPIRIT standard.

“ARM’s global presence as the leading IP and solutions provider gives significant momentum to the SPIRIT consortium,” said Ralph von Vignau, chairman, SPIRIT consortium. “By creating SPIRIT support for their RealView ESL tools, ARM is endorsing the adoption of standards in SoC design which represents a major step forward in short time-to-market integration of complex system-on-chip solutions.”

The ARM ESL technology offers an easy-to-use toolset for fast modeling, simulation and debugging of complex SoC designs. Through SPIRIT support, ARM RealView tools will enable ARM Partners to iterate between their system architecting environment, and their choice of RTL integration and configuration tool. This use of SPIRIT enables the customer to quickly integrate the advantages of ESL design into existing implementation tool flows.

The support of SPIRIT in ARM RealView tools is the first step towards full support of a SPIRIT-enabled AMBA profiling and integration methodology including ARM technology-certified IP. This flow will enable the creation of complex on-chip connectivity optimized to customer latency and throughput requirements, and fit to the customers’ tooling requirements.

“SPIRIT exemplifies the value of technical collaboration. This standard will better enable ARM IP to be expressed in our EDA Partners’ tool flows,” said Chris Lennard, ESL technical marketing manager, ARM. “By enabling SPIRIT support in ARM RealView tools with MaxSim technology, we are providing a development platform to align with the needs of our customers’ design flows and IP supply chains.”

ARM MaxSim and MaxCore® technologies, and MaxLib™ model libraries are all part of the RealView ESL tools family. AMBA methodology is the leading bus interface protocol provided by ARM and adopted across the industry. RealView tools provide designers with the best solution for creating and analyzing systems based on ARM technology, and AMBA methodology provides the leading solutions for on-chip communications optimization and ease of IP block integration and verification.

Availability

ARM RealView tools with MaxSim technology including SPIRIT support is available to license today.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, AMBA, RealView and MaxCore are registered trademarks of ARM Limited. MaxSim and MaxLib are trademarks of ARM Limited. “ARM”' is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 996 4141

Haran Ramachandran	Michelle Spencer
Text 100	ARM
+44 208 996 4164	+44 1628 427780
londonarm@text100.co.uk	michelle.spencer@arm.com

ITEM 5

DISCRETIX AND ARM TO OFFER A FULL SOLUTION FOR SECURE 32-BIT
FLASH CONTROLLERS

The ARM7TDMI processor, or the SecurCore processor family, with CryptoFlash technology delivers fast and proven security for flash storage controllers

SAN MATEO, CALIF. AND CAMBRIDGE, UK – June 14, 2005 – Discretix and ARM [(LSE: ARM); (Nasdaq: ARMHY)], today announced that the two companies have collaborated to offer an integrated secure flash controller solution optimized for the rapidly growing removable and embedded flash-based memory markets.

Based on the integration of the industry-leading ARM7TDMI® embedded processor, or the ARM® SecurCore™ family of processors, with the Discretix CryptoFlash™ security solution, this combination delivers a complete, robust, scalable and easily-deployed secure flash controller to the storage and mobile device industries. By leveraging proven deployment of products based on ARM processors, and Discretix’s CryptoFlash technology today, product designers are able to significantly reduce the complexity of adding security to their devices.

Removable storage devices are rapidly evolving from mass storage devices into fully-fledged computing platforms capable of supporting applications such as secure storage, authentication tokens, health care and content protection. As their capabilities evolve, so does the need to increase the computing power, and as the value of the contents stored within the device increases, so does the need to deploy security. Similarly, the embedded storage capacity of the mobile devices is fast expanding, creating additional opportunities for the secure flash controller. Hardware-based security is the only way to address the stringent performance, security requirements and power limitations, while meeting the bill-of-material expectations of the device manufacturers.

Commenting on the combined solution, Bruce Beckloff, director of segment marketing, ARM said, “Discretix has captured a leading position in the market for secure flash controllers, and has established a reputation of market leadership in the area of embedded security. Combining an ARM7TDMI processor, or the SecurCore family, with the CryptoFlash engine has produced an optimized solution for the high-end embedded and removable flash memory markets. Device and controller manufacturers now have access to a complete, scalable and pre-integrated solution for a fast time-to-market.”

“This partnership with ARM marks an important milestone in the development of the secure flash controller market,” said Edo Ganot, EVP Sales and Business Development, Discretix. “Vendors can now get a proven solution that addresses the need for high-end performance and robust security. This partnership enables the industry to benefit from the combined expertise of two industry leaders.”

Availability

Any ARM processor can be used with CryptoFlash technology to provide the performance and size scalability required by products that range from simple low-cost flash controllers to those needing high performance and multi-function support such as media players. The new ARM Cortex™-M3 processor is an ideal solution for future integration where higher performance is needed as well as a small footprint.

About Discretix

Discretix is a leading provider of embedded security technology for mobile devices and flash based storage. Discretix technology, which incorporates both hardware and software components, enables security to be incorporated into products at the chipset level so that it’s transparent to the user while protecting sensitive information from malicious attacks, viruses, fraud, and theft. Discretix device toolkits fit into a wide array of devices and mobile systems to enhance security, reliability, and user experience. Discretix technology benefits the entire value chain of chip and platform vendors, device manufacturers, application providers, and operators by eliminating the need for them to devote resources to security, thereby lowering operation costs, increasing trust and driving increased deployment and greater revenues. For more information, please visit http://www.discretix.com.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

# # #

ARM, RealView and ARM7TDMI are registered trademarks of ARM Limited. SecurCore and Cortex are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM”' is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contacts for ARM:
Michelle Spencer
Tel: +44 1628 427780
Email: michelle.spencer@arm.com

Contacts for Discretix;
Alan Weinkrantz	Edo Ganot
Alan Weinkrantz and Company	Discretix Inc.
Tel: +1 210-820-3070 ext. 103	Tel: +972-544-410-140
Email: alan@weinkrantz.com	Email: edo.ganot@discretix.com

ITEM 6

ARM ARTISAN SILICON-VERIFIED SERIAL LINK 200 PHY SERIES
AVAILABLE ON LEADING 90-NANOMETER PROCESSES

CAMBRIDGE, UK – June 15, 2005 – ARM [(LSE:ARM); (Nasdaq:ARMHY)] today announced the immediate availability of its silicon-verified ARM® Artisan® Velocity Serial Link 200 PHY (physical layer) Series on leading 90-nanometer (nm) process technologies. As part of the new 200 PHY Series, ARM offers four new products to address a broad range of high-speed serial interconnect standards from 1 to 6.4 Gbps including PCI Express, Serial ATA, XAUI, Double XAUI and backplane applications. With the launch of this advanced new architecture designed specifically for today's 90nm process technologies, ARM becomes the first IP provider to offer such a comprehensive combination of 90nm silicon-verified high-speed serial link products based on a scalable platform. For a live look at the new technology, ARM will be demonstrating its 200 PHY Series at the Design Automation Conference (DAC) in Anaheim, Calif., from June 13-16.

High-speed serial interfaces provide a low-cost, high-performance solution for high-volume desktop, mobile, server, communications platform, workstation and embedded device applications. The benefits are scalable performance via frequency increases and additional lanes, high bandwidth per pin, low overhead and low latency. The pin count reduction afforded by serial links reduces system cost through smaller silicon die size, lower pin count packages and less expensive connectors and cables. Designers of these interfaces will greatly benefit from the ARM 200 PHY Series superior jitter performance, low-power consumption and extensive testability features all in one on the industries smallest footprints. Additionally, the PHYs are available in a wide variety of lane configurations, for both flip chip and wire bond packages.

“High performance PHYs are one of the most technically demanding classes of IP in the market today,” said Callan Carpenter, vice president of PHY solutions, ARM. “That is why customer reaction to our silicon has been so positive. ARM’s extensive lab testing and characterization across process, voltage and temperature (PVT) corners has confirmed that the VSL200 PHY Series products meet or exceed every specification we have targeted. ARM VSL210 PCI Express

PHY, as an example, passes the stringent jitter tolerance specification with over 30% margin across PVT corners and multiple foundry processes.”

Availability

The ARM 200 PHY Series includes the following product offerings: the VSL210 PCI Express PHY, VSL220 XAUI/1-3.2Gbps multi-speed general-purpose backplane PHY, VSL230 Double XAUI/1-6.4Gbps multi-speed general-purpose backplane PHY and VSL240 Serial ATA I/II PHY. The design kits for the ARM 200 PHY Series provide comprehensive support for leading EDA tools, detailed data sheets, extensive application notes, silicon lab reports, characterization boards and expert customer support. All products are immediately available on leading 90nm processes. For more information, visit the ARM website at http://www.arm.com.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. Artisan and Artisan Components are trademarks of ARM Physical IP, Inc. All other brands or product names are the property of their respective holders. “ARM”‘ is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

ARM PRESS OFFICE: +44 208 996 4141

Niall O’Malley	Michelle Spencer
Text 100	ARM
+44 208 996 4143	+44 1628 427780
londonarm@text100.co.uk	michelle.spencer@arm.com

ITEM 7

  As the mobile phone evolves, consumers demand more features and performance with longer battery life.

  ARM has launched Jazelle RCT technology, an extension to its popular Jazelle family of solutions, which reduces application memory and power consumption in mobile devices.

  Jazelle RCT technology is applicable to execution environments other than Java, such as .NET Compact Framework.

  ARM Jazelle technology for Java acceleration technology delivers high performance and reduces time-to-market for manufacturers of advanced Java technology-enabled consumer devices.

NEW ARM JAZELLE RCT TECHNOLOGY PROVIDES AS MUCH AS THREE
TIMES REDUCTION IN JAVA MEMORY FOOTPRINT

Jazelle RCT technology accelerates mobile phone Java applications and increases battery life

CAMBRIDGE, UK. – June 27, 2005 – ARM [(LSE:ARM)]; (Nasdaq:ARMHY)] today launched its new Jazelle® RCT technology at the JavaOne(SM) Conference in San Francisco, Calif., to dramatically reduce application memory footprint while increasing performance and saving power in a wide range of applications including mobile phones and consumer devices. The ARM® Jazelle RCT (Runtime Compiler Target) architecture extension expands the Jazelle technology portfolio to include optimizations for runtime and ahead of time compiler technologies, such as Just In Time (JIT) and Dynamic Adaptive Compilation (DAC), providing support for all the leading Java™ technology and other execution environments.

“Anything that reduces the size of statically compiled Java bytecode will be welcomed by independent software vendors and embedded-system developers," said Tom R. Halfhill, a senior analyst for In-Stat's Microprocessor Report. "The ARM Jazelle RCT will enable Java developers to get higher performance without the code bloat usually associated with static compilation.”

Jazelle RCT technology enables runtime compilers to target the highest performance while maximizing code density. Using Jazelle RCT technology, code memory footprint is reduced by up to three times, which results in a reduction in memory accesses and hence increases battery life significantly. This new architecture extension complements Jazelle DBX (Direct Bytecode eXecution) technology, the most widely used hardware acceleration technology in the world. Together, the ARM Jazelle architecture extensions enhance user experience on mobile devices by enabling extremely fast performance together with high responsiveness and smooth application execution.

Java technology-enabled consumer products are already widely adopted, with more than 708 million handsets (Ovum, June 2006) in use, however increasingly sophisticated applications are demanding more performance on Java technology-enabled handsets and other appliances. Jazelle technology enables manufacturers to produce super-fast Java technology-based devices with long battery life, to meet this growing demand.

“By improving Java JIT and DAC performance, code size and power efficiency, Jazelle RCT technology will enable advanced consumer electronic devices including smart phones, digital TV and portable media players, spearheading a new wave of applications using Java and other execution environments,” said Lance Howarth, Director of Embedded Software, ARM. “With this extension of the Jazelle family, we are anticipating a growing number of device manufacturers will join the likes of Sony Ericsson, Siemens, Samsung and BenQ using Jazelle technology to deliver new levels of consumer entertainment and information.”

“Consumers demand a vast array of media-rich content and applications from their mobile devices, and Java technology is the driving force behind the adoption of these services,” said Alan Brenner, vice president, Client Systems Group , Sun Microsystems, Inc. “ARM Jazelle technology helps to accelerate the adoption of Java technology-based content by significantly enhancing the end user experience.”

Jazelle RCT will be deployed in the ARM Cortex -A Series of applications processors for complex OS and user applications. While Jazelle RCT technology will initially be used on Java platforms, it is equally beneficial to other, similar technologies, such as Microsoft® .NET Compact Framework. ARM is working with leading runtime and ahead-of-time compiler providers, to deliver compiler solutions that take advantage of Jazelle RCT technology, in the second half of 2006.

The following leading companies support ARM Jazelle technology and are partnering with ARM to enable Jazelle RCT technology solutions:

“Aplix has been working with ARM since we originally licensed Jazelle in 2001. By integrating the Jazelle technology into our leading JBlend platform, we successfully shipped the first ever Jazelle enabled mobile phone in the world in 2003," said Wesley Kuo, President and Chief Strategy Officer. "Our customers continue to ship handsets in very high volume, utilizing the JBlend platform with Jazelle technology, and we look forward to building on our successful partnership with ARM to meet the current and future demands of consumers and service providers.”

“Consumer demand for new and exciting features and advanced multimedia content is a key driver for Java technology on mobile devices,” said Anne-Marie Larkin, CTO, Esmertec. “Through our partnership with ARM, Esmertec provides market-leading embedded Java performance and a reduced footprint Java runtime via the combination of our advanced Java bytecode compiler technologies with the Jazelle RCT instruction set, offering the fast application performance and low power consumption required to deliver the user experience demanded in tomorrow’s market.”

“Our collaboration with ARM to integrate Jazelle technology with Sun’s optimized implementations has provided handset manufacturers with an integrated and optimized Java solution for mobile handsets,” said Eric Chu, Senior Director, Mobile and Embedded Group, Sun Microsystems, Inc. “We look forward to continuing our ongoing collaboration with ARM to provide consumers with the quality of services that they desire, while reducing handset manufacturers’ cost and complexity in integrating and deploying Java technology-based mobile handsets.”

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, Jazelle and Cortex are registered trademarks of ARM Limited. Sun, Sun Microsystems, Java, and JavaOne, are trademarks or registered trademarks of Sun Microsystems, Inc. in the United States and other countries. All other brands or product names are the property of their respective holders. “ARM”' is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 996 4141

Haran Ramachandran	Michelle Spencer
Text 100	ARM
+44 208 996 4143	+44 1628 427780
londonarm@text100.co.uk	michelle.spencer@arm.com